Filed pursuant to Rule 424(b)(3)

Registration No. 333-166647

PROSPECTUS SUPPLEMENT NO. 1

Dated July 2, 2010

(Prospectus dated May 7, 2010 and Prospectus Supplement dated June 21, 2010)

23,809,500 Shares of Common Stock

Uranium Resources, Inc.

Sticker Prospectus Supplement to Prospectus

This sticker prospectus supplement supplements the prospectus supplement dated June 21, 2010, which is part of the prospectus dated May 7, 2010 (together, the “Prospectus”), of Uranium Resources, Inc. (NASDAQ:  URRE) (the “Company”), relating to the offer and sale of up to 23,809,500 shares of Common Stock of Uranium Resources, Inc.  You should read this sticker supplement in conjunction with the Prospectus, and this sticker supplement is qualified by reference to the Prospectus, except to the extent that the information in this sticker supplement supersedes the information contained in the Prospectus.

On July 1, 2010, the Company received notice that the NASDAQ Stock Market, LLC had approved the Company’s application to transfer its stock listing to The NASDAQ Capital Market.  The transfer was effective at the opening of the market on Friday, July 2, 2010.  The Company’s stock symbol “URRE” will not change as a result of the transfer and it has no impact on the ability of investors to trade the stock.  The NASDAQ Capital Market is a continuous trading market that operates in the same manner as The NASDAQ Global Market, and it includes the securities of approximately 450 companies.  All companies listed on The NASDAQ Capital Market must meet certain financial requirements and adhere to NASDAQ’s corporate governance standards.

In accordance with NASDAQ Marketplace Rules, the Company has been granted until January 4, 2011 to demonstrate compliance with the minimum $1.00 bid price requirement of The NASDAQ Capital Market.  If compliance with the $1.00 bid price requirement is not regained in the 180-day time period, NASDAQ will notify the Company of its determination to delist the Company’s common shares, which decision may be appealed to a NASDAQ Listing Qualifications Panel.

The transfer is in response to the notice the Company received from NASDAQ on January 8, 2010 stating that for 30 consecutive days the bid price for the Company’s common stock had closed below the minimum $1.00 per share as required by Marketplace Rule 5550(a)(1) for continued listing on the NASDAQ Global Market.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

This sticker is part of the Prospectus and must accompany the Prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

The date of this prospectus supplement is July 2, 2010.